MK

09057331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-1402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing Section
FEB 26 2009
Washington, DC
103

NAME OF BROKER-DEALER:

M. E. Allison & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 E. Basse, 2nd Floor
(No. and Street)

San Antonio (City) Texas (State) 78209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, M. E. Allison, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.E. Allison & Co., Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA A PARKS
Notary Public, State of Texas
My Commission Expires
December 16, 2010

M. E. Allison Jr.
Signature

President & CEO
Title

Patricia A Parks
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

M. E. ALLISON & CO., INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008

M. E. ALLISON & CO., INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
M. E. Allison & Co., Inc.

We have audited the accompanying statement of financial condition of M. E. Allison & Co., Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. E. Allison & Co., Inc., as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 23, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

M. E. ALLISON & CO., INC.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash		$ 167,616
Marketable securities at marketable value		302,680
Money market mutual funds		129,404
Deposit with broker-dealer		208,599
Note receivable - related party		676,445
Other receivables		58,738
Bond inventory at market value		1,326,416
Limited partnership interests		4,224
Property and equipment - at cost		
Furniture and fixtures	$ 455,963	
Automobiles	39,002	
Leasehold improvements	36,342	
Total property and equipment	531,307	
Less: Accumulated depreciation and amortization	(491,986)	39,321
Other assets		18,746
		$ 2,932,189

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 37,903
Payable to broker-dealer	1,279,461
	1,317,364
Stockholders' equity:	
Common stock, par value $100; 385 shares issued and outstanding; 500 shares authorized	38,500
Additional paid-in capital	3,850
Retained earnings	1,572,475
Total stockholders' equity	1,614,825
	$ 2,932,189

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Income
For the Year Ended December 31, 2008

Revenues:	
Financial advisory fees	$ 437,721
Commissions	323,238
Municipal underwriting income	91,234
Interest and dividends	98,611
Revenue from sale of investment company shares	101,831
Gain on sale of property	757,161
Unrealized losses on securities	(411,822)
Investment advisory fees	54,679
Trading income	154,973
Other	10,333
Total revenues	1,617,959
Expenses:	
Employee compensation including commissions	843,291
Clearing expense	72,964
Occupancy and equipment	91,799
Other expenses	266,370
Total expenses	1,274,424
Net income before income taxes	343,535
Provision (benefit) for income taxes	--
Net Income	$ 343,535

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balances, December 31, 2007	385	$ 38,500	$ 3,850	$ 1,228,940	$ 1,271,290
Net income				343,535	343,535
Balances, December 31, 2008	385	$ 38,500	$ 3,850	$ 1,572,475	$ 1,614,825

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2008

Balance at December 31, 2007	$	--
Increases		--
Decreases		--
Balance at December 31, 2008	$	--

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 343,535
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	9,483
Gain on sale of property	(773,028)
Unrealized loss on securities	411,822
Changes in assets and liabilities:	
Decrease in other receivables	1,327
Increase in deposit with broker-dealer	(64,111)
Decrease in other assets	287
Increase in bond inventory	(1,054,738)
Decrease in money market funds	59,364
Decrease in certificates of deposits	260,889
Increase in accounts payable	8,032
Increase in payable to brokers	447,110
Net cash provided (used) by operating activities	(350,028)
Cash flows from investing activities	
Equipment purchases	(4,163)
Sale of limited partnership interest	183,555
Purchase of investment securities	(247,882)
Net cash provided (used) by investing activities	(68,490)
Net decrease in cash	(418,518)
Cash at beginning of year	586,134
Cash at end of year	$ 167,616
Supplemental schedule of cash flow information	
Cash paid for income taxes	$ --
Cash paid for interest	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Accounting Policies Followed by the Company

M.E. Allison & Co., Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company predominately deals in the purchase and sale of municipal bonds and provides financial advisory services to municipalities.

Transactions in securities owned by the Company are recorded on a trade-date basis. Commission revenues and expenses are recorded on a settlement-date basis, which is generally three business days after the trade date. If materially different, commission income and related expenses are recorded on a trade date basis.

Securities owned, not readily marketable, are carried at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

The Company also is the general partner of certain limited partnerships that are invested in real estate (land). The partnerships are accounted for on the equity method. Management estimates that fair market value approximates the book value reflected.

Furniture, fixtures and automobiles are depreciated using accelerated methods over estimated useful lives of 5 to 7 years.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to operating losses that are available to offset future taxable income, unrealized gains and losses and installment sales. Any deferred tax benefit is subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of approximately $702,508 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .05 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The components of deferred tax assets at December 31, 2008 are as follows:

Federal deferred income taxes

Deferred tax assets	$ 63,206
Valuation allowance	(63,206)
	$ -0-

The tax benefit from the charitable contribution and net operating loss carryforwards of $102,610 and $205,638, respectively, has not been reported in these financial statements because the Company believes it is likely that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

Note 4 - Income Taxes, continued

The following reflect the changes in tax benefit:

	Deferred Tax Asset December 31, 2007	Current Period Changes	Deferred Tax Asset December 31, 2008
Benefit of loss and contribution carryforward	$ 161,553	$ (98,347)	$ 63,206
Valuation allowance	(161,553)	98,347	(63,206)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

The income tax provision is as follows:

Federal tax on current income	$ 116,802
Change in valuation allowance	(98,347)
Change in management estimate	(18,455)
Provision for Federal income tax	$ -0-

Net operating loss and non deductible charitable contribution carryforwards expire as follows:

Year Ending December 31,	Non Deductible Charitable Contribution Carryforwards	Net Operating Losses
2010	$ 97,435	
2011	2,100	
2021		$ 122,479
2022		14,062
2026		60,225
2027		8,872
2028	3,075	
	$ 102,610	$ 205,638

Note 4 - Income Taxes, continued

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities*" which permits the Company to defer the implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Note 5 - Commitment and Contingencies

The Company has an operating lease for office space owned by an officer of the Company. The lease provides for 1 option to renew for 5 years. The following is a schedule by years of minimum rental payments under the lease agreement:

Year Ending December 31,	Amount
2009	$ 84,700
2010	84,700
2011	84,700
2012	84,700
	$ 338,800

Rent expense under operating leases was $84,700.

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified, of any potential indemnification loss at December 31, 2008.

Note 6 - Marketable Securities and Bond Inventory

Fair Value Measurements

Effective January 1, 2008, the Company adopted Statement No. 157, Fair Value Measurements, which provides a framework for measuring fair value under generally accepted accounting principles. Statement No. 157 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in Statement No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Note 6 - Marketable Securities and Bond Inventory, continued

Fair Value Measurements, continued

For the year ended December 31, 2008, the application of valuation techniques applied to similar assets and liabilities has been consistent. The following is a description of the valuation methodologies used for instruments measured at fair value:

Investment Securities

The fair value of investment securities consisting of both stocks and bonds is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers. All investments are Level 1 investments.

Note 7 - Related Party

During 2008 the Company sold an investment in land to the Elsie F. Allison Family Trust ("Trust"), a related party, for an $860,000 note receivable. The note is an interest only note that bears interest at 2.97% per annum. The property was appraised by an outside, qualified appraiser to determine the price. Interest is due on March 1st of each year. The principal matures on February 28, 2017. On October 21, 2008 Trust made a payment of $200,000, $16,445 of which represented interest. A gain of $757,161 was recognized in the financial statements during 2008 on this sale.

Note 8 - Concentrations

The Company's customer base is primarily located throughout Texas. Deposit with broker-dealer is with the Company's clearing broker-dealer that is located in Dallas, Texas. Cash and certificates of deposit with banks may at times exceed federally insured limits.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2008

Schedule I

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

Computation of Net Capital

Total ownership equity qualified for net capital		$ 1,614,825
Deductions and/or charges		
Non-allowable assets:		
Petty cash	$ 300	
Note receivable - related party	676,445	
Other receivables	45,367	
Limited partnership interests	4,224	
Property and equipment, net	39,321	
Other assets	18,746	(784,403)
Net capital before haircuts on securities positions		830,422
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Marketable securities	45,402	
Bond inventory	79,924	
Money market	2,588	(127,914)
Net capital		$ 702,508

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 37,903
Total aggregate indebtedness	$ 37,903

Schedule I (continued)

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,528
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 250,000
Net capital in excess of minimum required	$ 452,508
Excess net capital at 1000%	$ 698,718
Ratio: Aggregate indebtedness to net capital	.05 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

M.E. ALLISON & CO., INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

For the Year Ended

December 31, 2008

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
M. E. Allison & Co., Inc.

In planning and performing our audit of the financial statements and supplemental information of M. E. Allison & Co., Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2009